FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of September 2008
Commission File Number: 000-51116
Hurray! Holding Co., Ltd.
15/F, Tower B, Gateway Plaza
No. 18 Xia Guang Li North Road
East Third Ring, Chaoyang District
Beijing 100027, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- N.A.

Hurray! to Make Strategic Investment in Taiwan’s Seed Music Group Limited

BEIJING, September 24, 2008 /Xinhua-PRNewswire/ — Hurray! Holding Co., Ltd. (Nasdaq: HRAY — News), a leader in artist development, music production, wireless music distribution, and other wireless value-added services in China, announced today the signing of definitive agreements to make a strategic investment in Taiwan’s Seed Music Group Limited (“Seed Music”). Seed Music is a very well-known music production company which focuses on artist development, music production and offline distribution of music in the Asia Pacific, especially in China, Taiwan and Hong Kong. Its portfolio of artists includes some of the most popular singers in the Asia Pacific, such as Kenji Wu Ke Qun, and Guang Liang. Kenji Wu was nominated twice for the best Chinese male singer in Taiwan respectively at the 2006 and 2007 Golden Melody Awards.

As part of the agreement, Hurray! will invest a total of $2.994 million in cash for 61.08% of Seed Music. The final consideration payable by Hurray! and the respective ownership interests of the shareholders of Seed Music are subject to adjustment based on the financial performance of Seed Music following the closing of the transaction. Hurray! currently expects the transaction to close before October 30, 2008, subject to customary closing conditions.

Commenting on this announcement, QD Wang, Chairman and Chief Executive Officer of Hurray!, said, “We are very pleased to announce this strategic investment in Seed Music, which we believe is the one of the best brand names in the entertainment industry of Asia Pacific. We believe that Seed Music is especially attractive because its strong market position and comprehensive business operations enable it to attract some of the most popular singers in the Asia Pacific.”

Mr. Wang continued, “As the music industry is in transition from physical to digital, we expect the digital transition will continue to gain popularity on the long-term prospects of the music industry. With this investment and our prior acquisitions of music companies, we believe that we are one step closer in executing our strategy to become an entertainment content production and contribution house in China.”

“Combining Seed Music’s powerful brand name and special music expertise with Hurray!’s strong digital content production and distribution capabilities in both music and wireless industry, we believe that this will provide us with a solid foundation for long-term, sustainable growth,” added Tien Dingfeng, founder and General Manager of Seed Music.

China eCapital served as financial advisor to Hurray! in the transaction.

About Hurray! Holding Co., Ltd.

Hurray! is a leader in artist development, music production and offline distribution in China through its record labels Huayi Brothers Music, Freeland Music, New Run Entertainment, and Secular Bird. The Company, through Fly Songs, also organizes concerts and other music events in China.

Hurray! is also a leading online distributor of music and music-related products such as ringtones, ringbacktones, and truetones to mobile users in China through the full range of wireless value-added services platforms over mobile networks and through the internet.

The Company also provides a wide range of other wireless value-added services to mobile users in China, including games, pictures and animation, community, and other media and entertainment services

About Seed Music

The Seed Music group of companies have a well known brand name for music production which focuses on artist development, music production and offline distribution of music in the Asia Pacific, especially Taiwan and Hong Kong. Its portfolio of artists includes some of the most popular singers in Asia Pacific, such as Kenji Wu Ke Qun, Guang Liang and Xu Ru Yun.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including: the risk that this or any future acquisition will not create the operational and financial results that the management and board of directors of Hurray! and Seed Music expect, including in particular the possibility that this acquisition may not be accretive to earnings in any future period or that Seed Music will not continue to be able to attract popular music artists in China; the risk that Hurray! will not be able to effectively manage Seed Music’s artists or effectively utilize its library of music; the risk that the popularity of music-related wireless value-added services will not continue to grow or that it may decrease; the risk that this and any future acquisition could divert management’s attention from Hurray!’s operations, which could adversely affect its results of operations; and the risks outlined in our filings with the Securities and Exchange Commission, including our registration statement on Form F-1. We do not undertake any obligation to update this forward-looking information, except as required under applicable law.

For more information, please contact:

Christina Low F.S.
Investor Relations Officer
Tel: 8610-84555566 x5532
IR@hurray.com.cn

Source: Hurray! Holding Co., Ltd.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hurray! Holding Co., Ltd.
By:	/s/ Qindai Wang
	Name:	Qindai Wang
	Title:	Chairman and Chief Executive Officer

Date: September 25, 2008